                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE TO

          Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                  Oppenheimer Tremont Opportunity Fund, LLC
                               (Name of Issuer)

                  Oppenheimer Tremont Opportunity Fund, LLC
                     (Name of Person(s) Filing Statement)

                       Limited Liability Company Shares
                        (Title of Class of Securities)

                                  68382A102
                    (CUSIP Number of Class of Securities)

                           Lisa I. Bloomberg, Esq.
                          Two World Financial Center
                        225 Liberty Street, 11th Floor
                        New York, New York 10281-1008
                                (212) 323-0560
     (Name, Address and Telephone Number of Person Authorized to Receive
   Notices and Communications on Behalf of the Person(s) Filing Statement)

                          CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
Transaction Valuation:                 Amount of Filing Fee: $2,485.42(b)
$21,116,599.10(a)
-------------------------------------------------------------------------------

(a) Calculated as the estimated aggregate maximum purchase price for twenty-five percent of the Issuer's outstanding limited liability company
Shares based on the estimated unaudited total Net Asset Value of the Issuer's outstanding limited liability company Shares as of February 28, 2006.

(b) Calculated at 0.0001177% of the Transaction Valuation.

[   ] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 [  ] third-party tender offer subject to Rule 14d-1.
 [x] issuer tender offer subject to Rule 13e-4.
 [  ] going-private transaction subject to Rule 13e-3.
 [  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the
results of the tender offer: [   ]

ITEM 1:   SUMMARY TERM SHEET

The information required by Item 1 is incorporated by reference to the
Repurchase Offer Notice (Exhibit (a)(1)(ii)), which is attached as an exhibit to this Schedule TO.

ITEM 2:   SUBJECT COMPANY INFORMATION

The information required by Item 2 is incorporated by reference to the
Repurchase Offer Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form
(Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 3:   IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person is Oppenheimer Tremont Opportunity Fund, LLC
(the "Fund").  The Fund's address is Two World Financial Center, 225 Liberty
Street, New York, New York 10281-1008, and the Fund's telephone number is
1-800-858-9826. The Adviser of the Fund is OppenheimerFunds, Inc., which is located at Two World Financial Center, 225 Liberty Street, New York, New York
10281-1008 (the "Adviser"). The Sub-Adviser is Tremont Partners, Inc., which is located at Corporate Center at Rye, Suite C-300, 555 Theodore Fremd
Avenue, Rye, New York 10580 (the "Sub-Adviser").  The Fund's Independent
Directors are Clayton Yeutter, Matthew Fink, Robert Galli, Phillip Griffiths,
Mary Miller, Joel Motley, Kenneth Randall, Russell Reynolds, Joseph Wikler,
Peter Wold and Brian Wruble.  The Fund's Interested Director is John Murphy.
The Independent Directors and the Interested Director together form the
"Board". The address for each Director, except Mr. Murphy, is 6803 S. Tuscon
Way, Centennial, Colorado 80112-3924. The address for Mr. Murphy is Two World
Financial Center, 225 Liberty Street, New York, New York 10281-1008.
ITEM 4:   TERMS OF THE TRANSACTION

The information required by Item 4 is incorporated by reference to the
Repurchase Offer Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form
(Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 5:   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

This information required by Item 5 is incorporated by reference to the
Repurchase Offer Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form
(Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 6:   PURPOSES OF  TRANSACTION  AND PLANS OR PROPOSALS OF THE FUND AND ITS
          AFFILIATES

This information required by Item 6 is incorporated by reference to the
Repurchase Offer Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form
(Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 7:   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

The information required by Item 7 is incorporated by reference to the
Repurchase Offer Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form
(Exhibit (a)(1)(ii) which are attached as exhibits to this Schedule TO.

ITEM 8:   SHARES IN SECURITIES OF THE FUND

The information required by Item 8 is incorporated by references to the
Repurchase Offer Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form
(Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 9:   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Repurchases
Offer.

ITEM 10   FINANCIAL STATEMENTS

The information required by Item 10(a)-(b) is incorporated by reference to the Fund's audited financial statements included in the Statement of
Additional Information, dated July 29, 2005 for the fiscal year ended March
31, 2005 and was filed on Edgar on Form N-2 on July 29, 2005; and semi-annual financial statements, previously filed on Edgar on Form N-CSR on November 30,
2005, which the Fund has prepared and furnished to Shareholders pursuant to
Rule 30e-1 under the Investment Company Act of 1940 and filed with the
Securities and Exchange Commission pursuant to Rule 30e-1 under the
Investment Company Act of 1940.

ITEM 11:  ADDITIONAL INFORMATION

(a)(1)    None.
   (2)    None.
   (3)    Not applicable.
   (4)    Not applicable.
   (5)    None.

(b)       None.

ITEM 12:  EXHIBITS

(a)(1)(i)   Cover Letter to Repurchase Offer
(a)(1)(ii)  Repurchase Offer Notice
(a)(1)(iii) Form of Repurchase Request Form
(a)(1)(iv)  Form of Letter to Shareholders Regarding Acceptance of Tender of
            All Shares Held by Shareholders
(a)(1)(v)   Form of Letter to Shareholders Regarding Acceptance of Tender of A
            Portion of Shares Held by Shareholders
(a)(1)(vi)  Form of Promissory Note for Payment Regarding Acceptance of
            Tender of All Shares Held by Shareholders
(a)(1)(vii) Form of Promissory Note for Payment regarding Acceptance of
            Tender of A Portion of Shares Held by Shareholders
(a)(2)      Not applicable.
(a)(3)      Not applicable.
(a)(4)      Not applicable.
(a)(5)      None.

(b)         Not applicable.

(d)       The Amended and Restated Limited Liability Agreement, dated July 1,
          2005 was filed by the Registrant on July 29, 2005 as an Appendix to the Prospectus and is hereby incorporated by reference.

(g)       None.

(h)       None.

ITEM 13:  INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

                                  SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Oppenheimer Tremont Opportunity Fund, LLC

                                    By: /s/ Lisa I. Bloomberg
                                        _______________________________
                                    Name:       Lisa I. Bloomberg
                                    Title:      Assistant Secretary

Date: April 28, 2006

Exhibit (a)(1)(i)
                  Oppenheimer Tremont Opportunity Fund, LLC
                          Two World Financial Center
                              225 Liberty Street
                        New York, New York 10281-1008

April 28, 2006

Dear Oppenheimer Tremont Opportunity Fund, LLC Shareholder:

Oppenheimer  Tremont  Opportunity  Fund, LLC is a closed-end,  non-diversified management  investment  company  organized  as a  Delaware  limited  liability company (the "Fund").  This notice is to inform you about your Fund's offer to repurchase  a portion  of its  outstanding  Shares  ("Shares")  and to provide instructions  to  Shareholders  who would like to tender  some or all of their
Shares for  repurchase  by the Fund.  This  repurchase  offer is  intended  to provide  liquidity to  Shareholders,  because  your Shares are not  redeemable daily for cash nor are they traded on a stock exchange.  You can offer some or all of your Shares for  repurchase  only  during one of the Fund's  repurchase offers.

The  repurchase  offer  period  will  begin on May 1,  2006 and end on May 31,
2006.  If you wish to sell any of your Shares during this tender  period,  you can do so in one of the following ways:

1.    If your Shares are held in your own name  (please  refer to your account statement),  you can complete the attached  Repurchase  Request Form and return it to OppenheimerFunds  Services by 12:00 Midnight,  Eastern Time
      (ET), on May 31, 2006.  The Fund  currently does not charge a processing fee for handling repurchase requests.

2.    If your  Shares  are held for your  retirement  plan by your  retirement plan trustee,  your  retirement  plan trustee must submit the repurchase request for you. They may charge a transaction fee for that service.

Please  refer to the  Fund's  Prospectus  and the  enclosed  Repurchase  Offer
Notice  and  Repurchase  Request  Form  for  more  details.  If  you  are  not interested  in selling any of your Shares at this time,  you do not have to do anything and can disregard this notice.  We will contact you prior to the next repurchase offer.

An Early  Withdrawal  Charge  equal to 1.00% of the value of your  Shares  (or portion  thereof)  repurchased  by the Fund will apply if the date as of which the Shares are to be valued for purposes of  repurchase  is less than one year following the date of your initial investment in the Fund. If applicable,  the
Early  Withdrawal  Charge will be deducted before payment of the proceeds of a repurchase.

------------------------------------------------------------------------------
All requests to have Shares  repurchased must be received by  OppenheimerFunds
Services at its office in Colorado in good order no later than 12:00  Midnight
(ET), on May 31, 2006 (the Repurchase Request Deadline).
------------------------------------------------------------------------------

Please  refer to the  enclosed  Repurchase  Offer  documents.  If you have any
questions,   call  your  financial   adviser  or  broker,   or  you  can  call
OppenheimerFunds Services at 1.800.858.9826.

Sincerely,

OppenheimerFunds Services

Exhibit (a)(1)(ii)

---------------------------------------------------------------------------------
                   OPPENHEIMER TREMONT OPPORTUNITY FUND, LLC
                           Two World Financial Center
                               225 Liberty Street
                         New York, New York 10281-1008
                                 1.800.858.9826

                            REPURCHASE OFFER NOTICE

              OFFER TO REPURCHASE LIMITED LIABILITY COMPANY SHARES

                              DATED APRIL 28, 2006

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                      12:00 MIDNIGHT (ET), ON MAY 31, 2006
                          UNLESS THE OFFER IS EXTENDED
---------------------------------------------------------------------------------

To the Shareholders of Oppenheimer Tremont Opportunity Fund, LLC:

Oppenheimer  Tremont  Opportunity  Fund,  LLC, a  closed-end,  non-diversified management  investment  company  organized  as a  Delaware  limited  liability company (the  "Fund"),  is offering to repurchase  up to  twenty-five  percent
(25%) of the Fund's aggregate  outstanding  limited  liability  company Shares
("Shares") that are tendered by Shareholders  and not withdrawn prior to 12:00
Midnight  (ET),  on May 31, 2006,  subject to any  extensions  of the offer to repurchase  Shares  ("Repurchase  Offer").  The amount due to any  Shareholder whose Shares are repurchased  will be equal to the value of the  Shareholder's
Shares (or portion thereof being repurchased)  determined as of June 30, 2006, or, if the Repurchase  Offer is extended,  as of a date designated by the Fund in an amended notice to Shareholders (the "Valuation  Date"), and based on the
Net  Asset  Value  of the  Fund's  assets  as of  that  date,  less  an  early withdrawal  charge,  if applicable.  Shareholders may tender all, or a portion of, their Shares up to an amount such that they maintain the minimum  required account  balance of $50,000 (net of the amount of the Incentive Fee) after the repurchase of their Shares.

Investors  should  realize  that the  value  of the  Shares  tendered  in this
Repurchase  Offer likely will change between  February 28, 2006 (the last time
Net Asset  Value will have been  calculated  before the start of this  offer),
March 31, 2006,  April 28, 2006,  May 31, 2006 (the next times Net Asset Value will be calculated)  and June 30, 2006,  when the value of the Shares tendered to the Fund will be determined for purposes of calculating  the purchase price of such Shares.  Investors  should also realize that  although the  Repurchase
Offer expires at 12:00  Midnight  (ET),  on May 31, 2006,  or, if the offer is extended,  such time and dates as the Fund  designates in an amended notice to
Shareholders,  they remain  Shareholders in the Fund until the Valuation Date.
Any  Shareholder  who wishes to obtain the most recently  calculated Net Asset
Value  of  their   Shares   should   contact   OppenheimerFunds   Services  at
1.800.858.9826 during regular business hours.

Neither  the Fund nor its Board make any  recommendations  to any  Shareholder regarding  whether to tender or refrain from  participating  in the Repurchase
Offer.  Each Shareholder  must make an independent  decision whether to tender his/her Shares and, if so, how much of his/her Shares to tender.

No person  has been  authorized  to make any  recommendation  on behalf of the
Fund whether  Shareholders should tender pursuant to this Repurchase Offer. No
person  has  been   authorized  to  give  any   information  or  to  make  any
representations  in  connection  with this  Repurchase  Offer other than those contained in this Repurchase  Offer or in the Fund's  Prospectus and Statement
of Additional  Information.  If given or made,  any such  recommendations  and such  information  must not be relied  upon as having been  authorized  by the
Fund, its Adviser, Distributor or Sub-Adviser.
This  transaction  has not been approved or  disapproved by the Securities and
Exchange  Commission  nor has the  Securities  and Exchange  Commission or any
state  securities  commission  passed  upon the  fairness  or  merits  of such transaction  or on the  accuracy or adequacy of the  information  contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance  and requests for  additional  copies of
the  Repurchase  Offer  may  be  directed  to  OppenheimerFunds   Services  at
1.800.858.9826.

                              SUMMARY TERM SHEET

o     Oppenheimer  Tremont  Opportunity  Fund, LLC (the "Fund") is offering to repurchase  up  to  twenty-five  percent  (25%)  of  the  Fund's  aggregate outstanding  limited  liability company Shares ("Shares") that are tendered by Shareholders  and not withdrawn prior to 12:00 Midnight (ET), on May 31,
   2006,  subject  to  any  extensions  of  the  offer  to  repurchase  Shares
   ("Repurchase Offer"). If the Repurchase Offer is over-subscribed,  the Fund may  repurchase  only a pro rata  portion  of the Shares  tendered  by each
   Shareholder.  See  Item 1 of the  Repurchase  Offer  Notice  under  "Formal
   Notice of Offer".

o     The  Repurchase  Offer will remain open until 12:00  Midnight  (ET), May
   31, 2006,  or if the  Repurchase  Offer is extended,  such time and date as the Fund  designates  in an  amended  notice to  Shareholders  ("Repurchase
   Request  Deadline").  Net Asset  Value  (that is,  the value of the  Fund's assets minus its  liabilities,  multiplied by the  proportionate  Shares in the Fund a  Shareholder  desires to  tender)  will be  calculated  for this purpose as of June 30, 2006, or if the Repurchase Offer is extended,  as of a date  designated by the Fund in an amended  notice to  Shareholders  (the
   "Valuation Date"). See Item 2 of the Repurchase Offer Notice.

o     Shareholders  must determine whether to tender their Shares prior to the
   Repurchase  Request  Deadline.  The Net Asset  Value at which the Fund will repurchase  Shares will not be calculated until the Valuation Date. The Net
   Asset Value can fluctuate  and may fluctuate  between the date you submit a
   Repurchase  Request  and the  Valuation  Date.  The Net Asset  Value on the
   Repurchase  Request  Deadline  and the  Valuation  Date  could be higher or lower than on the date you submit a Repurchase  Request Form. See Item 4 of the Repurchase Offer Notice.

o     If the Fund accepts the tender of a Shareholder's  Shares, then the Fund
   will  give  the  Shareholder   either  cash  or  a  non-interest   bearing,
   non-transferable   promissory  note   ("Promissory   Note")  entitling  the
   Shareholder  to  receive  an  amount  equal to the Net  Asset  Value of the
   Shares tendered  determined as of June 30, 2006.  Regardless of whether the
   Fund  elects to give  cash or a  Promissory  Note,  all  shareholders  will receive the same manner of  consideration,  i.e.,  all receive  cash or all receive a Promissory  Note, or a combination  thereof.  The Promissory Note will entitle the  Shareholder to receive an initial  payment in cash and/or marketable  securities (where determined to be necessary) equal to at least
   95% of  the  unaudited  Net  Asset  Value  of the  Shares  tendered  by the
   Shareholder  that are  accepted  for  purchase  by the Fund  (the  "Initial
   Payment")  which  will be paid to the  Shareholder  no  later  than 45 days after the Valuation  Date or, if the Fund has requested  withdrawals of its capital from any hedge funds in which the Fund invests  ("Hedge  Funds") in order to fund the  purchase  of  Shares,  no later than ten  business  days after the Fund has received at least 90% of the aggregate  amount withdrawn
   from  such  Hedge  Funds.   The  Promissory  Note  will  also  entitle  the
   Shareholder  to receive a  contingent  payment  (the "Post Audit  Payment")
   equal to the  excess,  if any,  of (a) the Net  Asset  Value of the  Shares
   tendered and  purchased  as of the  Valuation  Date,  as it may be adjusted based upon the  results of the next  annual  audit of the Fund's  financial statements,  over (b) the Initial  Payment.  The Post Audit Payment will be made  promptly  after the  completion  of the Fund's  annual  audit for its fiscal year ending  March 31, 2006 (which it expects  will be  completed 60 days after the fiscal year end). See Item 5 of the Repurchase Offer Notice.

o     An  Early  Withdrawal  Charge  equal to  1.00%  of the  value of  Shares repurchased  by the Fund will  apply if the date as of which the Shares are to be valued for  purposes of  repurchase  is less than one year  following the date of your initial  investment in the Fund. If applicable,  the Early
   Withdrawal  Charge will be  deducted  before  payment of the  proceeds of a repurchase. See Item 11 of the Repurchase Offer Notice.

o     Shareholders  who tender part of their Shares must leave an amount equal to at least $50,000 (the "Required Minimum Balance"),  net of the amount of the  Incentive  Fee (as defined in the  Prospectus)  in the Fund.  The Fund reserves the right to reduce the amount of Shares  repurchased  so that the
   Required Minimum Balance is maintained.  See Item 7 of the Repurchase Offer
   Notice.

o     Following this summary is a formal notice of the Repurchase  Offer.  The
   Repurchase  Offer remains open until 12:00  Midnight (ET), on May 31, 2006.
   Until this time,  Shareholders  have the right to change their mind and may withdraw their Shares  submitted for  repurchase.  Shares  withdrawn may be re-tendered,  however,  provided  that such  tenders  are made  before  the
   Repurchase  Request Deadline by following the tender  procedures  described herein. See Item 8 of the Repurchase Offer Notice.

o     Shareholders  who would like the Fund to repurchase  all or a portion of the  Shareholder's  Shares should  complete,  sign and either (i) mail (via
   certified  mail  returned  receipt   requested)  or  otherwise   deliver  a
   Repurchase  Request Form to Oppenheimer  Funds  Services,  P.O. Box 173673,
   Denver,  Colorado  80217-3673  if  using  regular  mail;  or (ii) if  using courier  or  express  mail,  OppenheimerFunds  Services,  10200  E.  Girard
   Avenue,  Building  D,  Denver,  Colorado  80231,  so long as it is received before 12:00  Midnight  (ET), on May 31, 2006. See Item 2 of the Repurchase
   Offer Notice.

o     The value of your  Shares  may  change  between  May 1, 2006 and May 31,
   2006.  The Net Asset Value of the Shares is calculated by the Fund based on information  that  the Fund  receives  from the  Adviser  and  Sub-Adviser.
   Shareholders  may obtain the Net Asset Value of their Shares by  contacting
   OppenheimerFunds  Services at 1.800.858.9826.  See Item 3 of the Repurchase
   Offer Notice.

o     Shares  tendered  pursuant to the  Repurchase  Offer may be withdrawn or
   Shareholders  may change the amount of their Shares tendered for Repurchase at any time prior to 12:00  Midnight  (ET),  on May 31, 2006.  The Fund may
   suspend or postpone  this  Repurchase  Offer only by a majority vote of the
   Board of Directors.  Please note that just as  Shareholders  have the right to withdraw their Shares, the Fund has the right to cancel,  amend, suspend or postpone this  Repurchase  Offer any time before 12:00 Midnight (ET), on
   May 31, 2006.  Also realize that although the tender offer expires at 12:00
   Midnight  (ET),  on May 31,  2006,  Shareholders  remain an investor in the
   Fund  until  June 30,  2006,  when the Net Asset  Value of a  Shareholder's
   Shares are calculated for purposes of determining  the repurchase  price of the Shares. See Item 8 of the Repurchase Offer Notice.

o     It is the  responsibility  of each  Shareholder  who elects to tender to confirm  receipt  of the  Repurchase  Request  Form  with  OppenheimerFunds
   Services to assure good delivery.  Please send the Repurchase  Request Form to OppenheimerFunds Services and not your financial adviser.

                            FORMAL NOTICE OF OFFER

1.    The Offer. The Fund is offering to repurchase up to twenty-five  percent
   (25%) of the Fund's aggregate  outstanding limited liability company Shares
   ("Shares")  at a price equal to the  respective  Net Asset Value  ("NAV" or
   "Net  Asset  Value")  as of 12:00  Midnight  (ET),  on the  Valuation  Date
   (defined  below) upon the terms and conditions set forth in this Repurchase
   Offer Notice,  the Fund's  Prospectus,  and the related  Repurchase Request
   Form.  Together  those  documents  constitute the  "Repurchase  Offer." The purpose of the Repurchase Offer is to provide  liquidity to Shareholders of the Fund.  The offer is not  conditioned  upon the tender for repurchase of any minimum amount of Shares.

   Shareholders may obtain the most recently calculated  information regarding the  Net  Asset  Value  of  their  Shares  by  contacting  OppenheimerFunds
   Services at 1.800.858.9826,  Monday through Friday, except holidays, during normal  business  hours of 9:00 a.m. to 5:00 p.m. (ET). The value of Shares tended by  Shareholders  likely will change between  February 28, 2006 (the last time the Net Asset  Value will have been  calculated  before the start of this  offer)  March 31,  2006,  April 28,  2006,  May 31, 2006 (the next times the Net Asset Value will be calculated)  and June 30, 2006,  when the value of the Shares  tendered to the Fund will be  determined  for purposes of calculating the purchase price of such Shares.

   The  repurchase of Shares  pursuant to the  Repurchase  Offer will have the effect  of  decreasing  the net  assets  of the  Fund  and  increasing  the proportionate  Shares in the Fund of  Shareholders  who do not tender their
   Shares.  A  reduction  in the net assets of the Fund could limit the Fund's access to certain investment  opportunities,  cause the Fund to sell assets it would not have sold otherwise  (including public securities),  or result in Shareholders  who do not tender their Shares bearing higher costs to the extent that certain  expenses  borne by the Fund are  relatively  fixed and may not decrease if assets decline.  The effects of decreased Fund size and the increased  proportionate Shares owned by Shareholders who do not tender may be reduced or  eliminated to the extent that  additional  subscriptions for Shares are made from time to time.

   As of July 1, 2005,  the Fund elected to be taxed as a  corporation  and to seek to qualify as a "regulated  investment  company" under Subchapter M of the Internal Revenue Code (the "Tax  Transition").  The Fund previously was treated as a  partnership  for  Federal  tax  purposes.  The Fund's new tax treatment  replaced the previous "capital account"  structure (in which net increases  and  decreases  in the  net  value  of  the  Fund's  assets  are allocated to a  particular  Shareholder's  account on a generally  pro rata basis).  On July 1, 2005,  Shareholders  were issued  Fund Shares  equal in value to their capital accounts  immediately  preceding the Tax Transition.
   After  July  1,  2005,  Shareholders  participate  in the  Fund's  "general account"  on the  basis of the  number  of  Shares  of the Fund  they  hold relative  to the total  number  of Fund  shares  outstanding.  Shareholders refer to their share balances when  calculating  the value of an investment in the Fund.  Each share  will have the same  value  (its "Net Asset  Value per share") and the value of a  Shareholder's  account can be determined by multiplying  the  number of shares  owned by such  Shareholder  by the then current Net Asset Value.

2.    Repurchase  Request  Deadline - How to Submit  Requests.  All tenders of
   Shares for repurchase  must be received in proper form by  OppenheimerFunds
   Services at its office in Colorado on or before  12:00  Midnight  (ET),  on
   May 31, 2006.  Repurchase Requests submitted to  OppenheimerFunds  Services in  writing  must be  sent to the  addresses  specified  in the  Repurchase
   Request Form.  Shareholders  wishing to confirm  receipt of the  Repurchase
   Request Form may contact OppenheimerFunds  Services at 1.800.858.9826 or at the  address  set  forth in the  Repurchase  Request  Form.  The  method of delivery of any  documents  is at the  election  and  complete  risk of the
   Shareholder tendering his or her Shares,  including, but not limited to the failure of  OppenheimerFunds  Services  to receive the  Repurchase  Request
   Form or any other document.

3.    Valuation  Date.  Investors  should realize that the value of the Shares tendered in this Offer  likely will change  between  February 28, 2006 (the last time Net Asset  Value  will have been  calculated  before the start of this offer)  March 31, 2006,  April 28, 2006,  May 31, 2006 (the next times the Net Asset Value will be  calculated)  and June 30, 2006 (the  Valuation
   Date),  when  the  value  of the  Shares  tendered  to  the  Fund  will  be determined  for purposes of  calculating  the purchase price of such Shares
   (unless the Repurchase  Offer is extended,  then as of a date designated by the Fund in an  amended  notice  to  Shareholders).  The  Fund's  estimated unaudited Net Asset Value per share as of the date indicated below is:

             --------------------------------------------------
                  Month Ending         Net Asset Value Per
                                                    Share
             --------------------------------------------------
             --------------------------------------------------
                   June 2005                   $100.00
                   July 2005                   $101.63
                  August 2005                  $102.14
                 September 2005                $103.17
                  October 2005                 $101.53
                 November 2005                 $103.01
                 December 2005                 $105.37
                  January 2006                 $108.02
                 February 2006                 $107.83
             --------------------------------------------------

   As of the close of business on February 28, 2006, there were  approximately
   783,329.277 shares outstanding of the Fund.

4.    Net Asset Value. You must determine  whether to tender your Shares prior to the Repurchase  Request  Deadline,  but the Net Asset Value at which the
   Fund will  repurchase  Shares will not be  calculated  until the  Valuation
   Date. The Net Asset Value can fluctuate and may fluctuate  between the date you submit your Repurchase  Request and the Repurchase Request Deadline and
   the Valuation Date. The Net Asset Value on the Repurchase  Request Deadline
   and the  Valuation  Date  could be  higher  or  lower  than on the date you submit a  Repurchase  Request.  Shareholders  may obtain the most  recently calculated  information  regarding  the Net Asset Value of their  Shares by contacting  OppenheimerFunds  Services at  1.800.858.9826,  Monday  through
   Friday, except holidays,  during normal business hours of 9:00 a.m. to 5:00
   p.m. (ET).

5.    Payment  for  Repurchased  Shares.  If all Shares of a  Shareholder  are
   repurchased,  the Shareholder  will receive an initial payment equal to 95%
   of the  estimated  value  of  the  Shares  and  the  balance  due  will  be determined  and paid promptly  after  completion of the Fund's audit and be subject  to audit  adjustment.  The total  amount  that a  Shareholder  may expect  to  receive  on the  repurchase  of the  Shareholder's  Shares  (or portion thereof) will be the value of the Shareholder's  Shares (or portion thereof being  repurchased)  determined on the Valuation  Date and based on the Net Asset Value of the Fund's  assets as of that date,  minus any Early
   Withdrawal  Charge and  Incentive  Fee (as defined in the  Prospectus),  if applicable.  This amount will be subject to adjustment  upon  completion of the annual audit of the Fund's financial  statements for the fiscal year in which the  repurchase  is effected  (which it is expected will be completed within 60 days after the end of each fiscal year).

   If the Fund  accepts the tender of a  Shareholder's  Shares,  then the Fund
   will  give  the  Shareholder   either  cash  or  a  non-interest   bearing,
   non-transferable   promissory  note   ("Promissory   Note")  entitling  the
   Shareholder  to  receive  an  amount  equal to the Net  Asset  Value of the
   Shares  tendered  determined  as of June 30, 2006. .  Regardless of whether the Fund elects to give cash or a Promissory  Note, all  shareholders  will receive the same manner of  consideration,  i.e.,  all receive  cash or all receive a Promissory  Note, or a combination  thereof.  The Promissory Note will entitle the  Shareholder to receive an initial  payment in cash and/or marketable  securities (where determined to be necessary) equal to at least
   95% of  the  unaudited  Net  Asset  Value  of the  Shares  tendered  by the
   Shareholder  that are  accepted  for  purchase  by the Fund  (the  "Initial
   Payment")  which  will be paid to the  Shareholder  no  later  than 45 days after the Valuation  Date or, if the Fund has requested  withdrawals of its capital  from any Hedge Funds in order to fund the  purchase of Shares,  no later than ten  business  days after the Fund has  received at least 90% of the aggregate  amount  withdrawn from such Hedge Funds. The Promissory Note will also  entitle the  Shareholder  to receive a  contingent  payment (the
   "Post Audit  Payment")  equal to the  excess,  if any, of (a) the Net Asset
   Value of the Shares  tendered and purchased as of the Valuation Date, as it may be  adjusted  based upon the  results of the next  annual  audit of the
   Fund's financial  statements,  over (b) the Initial Payment. The Post Audit
   Payment will be made  promptly  after the  completion  of the Fund's annual audit for its fiscal year ending  March 31, 2006 (which it expects  will be completed 60 days after the fiscal year end).

6.    Increase  in Amount  of Shares  Repurchased;  Pro Rata  Repurchases.  If
   Shareholders  tender for repurchase more  outstanding  Shares than the Fund is offering to repurchase during the offering period,  the Fund may (but is not  obligated  to)  increase  the  outstanding  Shares  that  the  Fund is offering to purchase by up to two percent  (2%) on the  Repurchase  Request
   Deadline.  If the  outstanding  Shares  tendered for repurchase  exceed the amount that the Fund is offering to  repurchase,  the Fund will  repurchase only a pro rata portion of the Shares tendered by each  Shareholder.  There can be no  assurance  that  the  Fund  will be able to  repurchase  all the
   Shares  that you tender  even if you tender all the Shares that you own. In the  event of an  oversubscribed  Repurchase  Offer,  you may be  unable to liquidate  some or all of your Shares at Net Asset  Value.  You may have to wait  until a  subsequent  Repurchase  Offer (if any) to tender  the Shares that the Fund was  unable to  repurchase,  and you would be  subject to the risk of Net Asset Value fluctuations during that time.

7.    Amount of  Tender.  Shareholders  may  tender  all or a portion of their
   Shares.  In  addition,  a  Shareholder  who tenders for  repurchase  only a portion of their  Shares will be  required  to  maintain a minimum  account balance of $50,000,  net of the amount of the  Incentive  Fee, if any, that is to be debited  from the account of the  Shareholder  as of the date that the Fund values the Shares for repurchase.  The Fund maintains the right to reduce the portion of Shares to be  repurchased  from a Shareholder so that the required minimum account balance is maintained.  The Fund will promptly notify the  Shareholder  if his/her  tender of a portion of his/her  Shares for repurchase would reduce his/her account balance to less than $50,000.

   The Fund may redeem  all or part of Shares if,  among  other  reasons,  the
   Adviser  determines that it would be in the best interest of the Fund to do
   so. The Fund  reserves the right to reduce that portion of the Shares to be purchased from a Shareholder to maintain the Shareholder's  account balance at $50,000 if a Shareholder  tenders a portion of Shares and the repurchase of that  portion  would  cause the  Shareholder's  account  balance to fall below this required minimum.

8.    Withdrawal of Tender of Shares for Repurchase.  Shares tendered pursuant to the Repurchase  Offer may be withdrawn or the amount of Shares  tendered for  Repurchase  may be changed at any time prior to 12:00  Midnight  ET on
   May 31, 2006 (the "Repurchase Request Deadline").  Shareholders must send a written  notice  to  OppenheimerFunds  Services  at one  of  its  addresses specified in the  Repurchase  Request Form, and  OppenheimerFunds  Services
   must receive it before the Repurchase  Request  Deadline.  All questions as to the  form and  validity  (including  time of  receipt)  of a  notice  of withdrawal  will be  determined by the Fund,  in its sole  discretion,  and such  determination  shall be final and binding.  Shares properly withdrawn shall  not  thereafter  be  deemed  to be  tendered  for  purposes  of  the
   Repurchase  Offer.  However,  withdrawn Shares may be re-tendered  prior to the  Repurchase  Request  Deadline by following  the  procedures  described herein.  In addition,  Shares tendered pursuant to the Repurchase Offer may be withdrawn if not yet accepted  for payment  after the  expiration  of 40 business days from the commencement of the Repurchase Offer.

9.    Suspension or  Postponement of Repurchase  Offer.  The Board of the Fund
   may suspend or postpone  this  Repurchase  Offer only by a majority vote of the Directors  (including a majority of the  disinterested  Directors)  and only:

   (A) for any period  during which The New York Stock  Exchange or any market in which the  securities  owned by the Fund are  principally  traded is closed,  other than customary weekend and holiday  closings,  or during which trading in such market is restricted;

   (B) for any period  during which an  emergency  exists as a result of which disposal  by the  Fund  of  securities  owned  by it is not  reasonably practicable,  or during which it is not reasonably  practicable for the
       Fund fairly to determine the value of its net assets; or

   (C) for such other periods as the  Securities  and Exchange  Commission may order for the protection of Shareholders of the Fund.

10.   Tax  Consequences.  A tender of Shares pursuant to the Repurchase  Offer will  be  treated  as a  taxable  sale  of the  Shares  if the  tender  (i)
   completely  terminates  the  Shareholder's  interest  in the Fund,  (ii) is treated  under  the  Internal  Revenue  Code  as  a  distribution  that  is
   "substantially  disproportionate"  or (iii) is treated  under the  Internal
   Revenue Code as a  distribution  that is "not  essentially  equivalent to a
   dividend".  A  "substantially   disproportionate"   distribution  generally
   requires a  reduction  of at least 20% in the  Shareholder's  proportionate interest in the Fund after all Shares are  tendered.  A  distribution  "not essentially  equivalent to a dividend" requires that there be a "meaningful reduction" in the Shareholder's  interest,  which should be the case if the
   Shareholder has a minimal  interest in the Fund,  exercises no control over
   Fund affairs and suffers a reduction in his or her proportionate  interest.
   The Fund  intends to take the position  that  tendering  Shareholders  will qualify for sale  treatment.  If the  transaction  is treated as a sale for tax  purposes,  any gain or loss  recognized  will be  treated as a capital gain or loss by  Shareholders  who hold their Shares as a capital asset and as a long-term  capital gain or loss if such Shares have been held for more than  twelve  months.  If the  transaction  is not  treated as a sale,  the amount  received  upon a sale of Shares may  consist in whole or in part of ordinary  dividend income,  a return of capital or capital gain,  depending
   on  the  Fund's   earnings  and  profits  for  its  taxable  year  and  the
   Shareholder's  basis in the Shares.  In addition,  if any amounts  received are  treated  as a  dividend  to  tendering  Shareholders,  a  constructive dividend may be received by non-tendering  Shareholders whose proportionate interest in the Fund has been increased as a result of the tender.

   Shareholders  should consult their tax advisers  regarding the specific tax consequences,  including state and local tax consequences,  of a repurchase of their  Shares.  Special  tax  rules  apply to  Shares  repurchased  from retirement plan accounts.

11.   Early  Withdrawal  Charges.  The Fund does not charge a special handling or processing fee for  repurchases.  However,  if you tender for repurchase
   Shares that are subject to Early  Withdrawal  Charges as  described  in the
   Fund's  Prospectus,  and if those Shares are  repurchased  by the Fund, the applicable  Early  Withdrawal  Charge will be deducted from the proceeds of the  repurchase  of  your  Shares.  If you ask the  Fund  to  repurchase  a specific  dollar amount of your Shares,  and if those Shares are subject to
   Early  Withdrawal  Charges,  then  (assuming your request is not subject to pro-ration)  the Fund will  repurchase an amount  sufficient to pay the net proceeds  you  have  requested  and  enough  additional  Shares  to pay the applicable Early Withdrawal Charge.

12.   Proper Form of  Repurchase  Request  Documents.  All questions as to the validity,  form, eligibility (including,  for example, the time of receipt)
   and  acceptance of  repurchase  requests will be determined by the Fund, in its sole discretion,  and that determination will be final and binding. The
   Fund  reserves  the  right to  reject  any and all  tenders  of  repurchase requests for Shares  determined  not to be in the proper form, or to refuse to accept for  repurchase  any Shares if, in the  opinion of counsel to the
   Fund, paying for such Shares would be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of this  Repurchase  Offer or any defect in any tender of Shares,  whether in general or with  respect to any particular Shares or Shareholder(s).  The Fund's interpretations of the terms and conditions of this  Repurchase  Offer shall be final and binding.
   Unless waived,  any defects or irregularities in connection with repurchase requests  must be cured  within  the  times as the  Fund  shall  determine.
   Tenders of Shares  will not be deemed to have been made  until all  defects or irregularities have been cured or waived.

   Neither the Fund,  OppenheimerFunds Services,  OppenheimerFunds,  Inc. (the
   Fund's  Adviser),  Tremont  Partners,  Inc. (the Fund's  Sub-Adviser),  nor
   OppenheimerFunds Distributor, Inc. (the Fund's Distributor),  nor any other person  is  or  will  be  obligated  to  give  notice  of  any  defects  or irregularities  in  repurchase  requests  tendered,  nor  shall any of them incur any liability for failure to give any such notice.

13.   Certain  Information About the Fund. The Fund does not have any plans or proposals  that relate to or would  result in: (a) the  acquisition  by any person of  additional  Shares  (other than the Fund's  intention  to accept subscriptions  for Shares from time to time in the  discretion of the Fund)
   or the  disposition of Shares,  other than as disclosed in the  Prospectus;
   (b) an  extraordinary  transaction,  such as a  merger,  reorganization  or liquidation,  involving  the Fund;  (c) any material  change in the present distribution  policy or indebtedness or capitalization of the Fund; (d) any change in the  identity of the  Adviser,  Sub-Adviser  or  Directors of the
   Fund or in the  management of the Fund  including,  but not limited to, any plans or  proposals  to change  the  number or term of the  members  of the
   Board  of  Directors  of the  Fund,  to fill  any  existing  vacancy  for a
   Director  of the Board or to change  any  material  term of the  investment advisory  arrangements  with  the  Adviser;  (e) a sale  or  transfer  of a material  amount  of  assets  of the  Fund  (other  than  as  the  managers determine  may be  necessary  or  appropriate  to fund any  portion  of the repurchase  price for Shares acquired  pursuant to this Repurchase Offer or in connection with the ordinary  portfolio  transactions of the Fund);  (f)
   any other material  change in the Fund's  structure or business,  including any plans or  proposals to make any changes in its  fundamental  investment policy for which a vote would be required  by Section 13 of the  Investment
   Company  Act of 1940;  or (g) any  changes  in the LLC  Agreement  or other actions  that may  impede  the  acquisition  of  control of the Fund by any person.

   During the past 60 days,  other than the  acceptance of  subscriptions  for
   Shares in February and March 2006,  no  transactions  involving  the Shares were effected by the Fund, the Adviser,  the Sub-Adviser,  the Board or any
   person controlling the Fund or controlling the Adviser,  Sub-Adviser or any
   Director of the Fund.

14.   Miscellaneous.  The  Repurchase  Offer is not  being  made to,  nor will tenders be accepted from,  Shareholders  in any  jurisdiction  in which the
   Repurchase  Offer or its acceptance would not comply with the securities or
   Blue Sky laws of such jurisdiction.  The Fund reserves the right to exclude
   Shareholders  from the Repurchase  Offer in any jurisdiction in which it is asserted  that the  Repurchase  Offer  cannot  lawfully  be made.  The Fund believes  that such  exclusion is  permissible  under  applicable  laws and regulations,  provided  the Fund makes a good faith  effort to comply  with any state law deemed applicable to the Repurchase Offer.

Neither  the Fund nor its Board make any  recommendations  to any  Shareholder regarding  whether to tender or refrain from  participating  in the Repurchase
Offer.  Each Shareholder  must make an independent  decision whether to tender
Shares and, if so, how many Shares to tender.

No person  has been  authorized  to make any  recommendation  on behalf of the
Fund whether  Shareholders should tender pursuant to this Repurchase Offer. No
person  has  been   authorized  to  give  any   information  or  to  make  any
representations  in  connection  with this  Repurchase  Offer other than those contained in this Repurchase  Offer or in the Fund's  Prospectus and Statement
of Additional  Information.  If given or made,  any such  recommendations  and such  information  must not be relied  upon as having been  authorized  by the
Fund, its Adviser, the Sub-Adviser or Distributor.

This  transaction  has not been approved or  disapproved by the Securities and
Exchange  Commission  nor has the  Securities  and Exchange  Commission or any
state  securities  commission  passed  upon the  fairness  or  merits  of such transaction  or on the  accuracy or adequacy of the  information  contained in this document. Any representation to the contrary is unlawful.

For the  Fund's  current  Net Asset  Value and other  information  about  this
Repurchase   Offer,   or  for  a  copy   of  the   Fund's   Prospectus,   call
OppenheimerFunds   Services  at   1.800.858.9826  or  contact  your  financial
adviser.

Dated:  April 28, 2006

Exhibit (a)(1)(iii)

                       FORM OF REPURCHASE REQUEST FORM

------------------------------------------------------------------------------
                  OPPENHEIMER TREMONT OPPORTUNITY FUND, LLC
------------------------------------------------------------------------------
                           REPURCHASE REQUEST FORM

To: Oppenheimer Tremont Opportunity Fund, LLC:

Please  repurchase the Shares of  Oppenheimer  Tremont  Opportunity  Fund, LLC
designated  below on the Valuation Date that applies to this Repurchase  Offer which expires on May 31, 2006. I understand that if my repurchased  Shares are subject to an Early Withdrawal  Charge,  that charge will be deducted from the proceeds of my repurchased Shares.

---------------------------------------------------------------------------------
Name(s) of Registered Shareholders:
(Please fill in EXACTLY as listed
on your Fund statement):
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Your Account Number:
(Please fill in EXACTLY as listed
on your Fund statement):
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Your Daytime Telephone Number:      Area Code: (         ) Telephone No.:
---------------------------------------------------------------------------------

Shares Tendered for Repurchase:
(Please fill in ALL applicable information):
---------------------------------------------------------------------------------
|_|  Full Tender    Please tender my entire Shares
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
|_|  Partial Tender Please tender all but $________________ of my Shares
                    (Please  note:  A $50,000  minimum  balance must be retained
                    (net of the amount of the Incentive Fee)
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
                    Please repurchase enough of my Shares so that I will
                    receive $___________________.
                    (If an Early Withdrawal Charge applies,  enough of my Shares
|_|  Dollar Amount  will be repurchased,  subject to pro-ration,  to provide the net  proceeds  requested.  Please  note:  A $50,000  minimum account balance must be retained.)
---------------------------------------------------------------------------------

Payment and Delivery Instructions:

A check for the proceeds of  repurchased  Shares will be issued in the name of the  registered  Shareholder(s)  and  mailed to the  address  of record on the account.  If  alternative  payment and  delivery is required,  please  provide instructions  here.  All  signatures  must be  guaranteed,  unless  all of the conditions on the following page apply.

Alternative Mailing Instructions:
__________________________________
                                          __________________________________

Alternative Wiring Instructions:    Bank Name:
__________________________________
                        ABA#:             __________________________________
                        Account Name:
__________________________________
                        Account #:        __________________________________
                        For Further Credit To:
__________________________________

PLEASE ASSURE THAT YOU SIGN THIS FORM WHERE INDICATED!

Please sign below and note the following important points:

o     Your  signature(s)  below MUST  CORRESPOND  EXACTLY with the names(s) in which your Shares are registered.
o     If the Shares are held by two or more joint  holders,  ALL  SHAREHOLDERS
         MUST SIGN BELOW.
o     If the Shares are held in an outside IRA or  403(b)(7)  account,  please have your custodian submit the request on your behalf.
o     If the  Shares are held in the name of a  trustee,  executor,  guardian, attorney-in-fact,  corporation,  partnership or other  representative capacity,  include  the name of the owner,  sign using your title and
         submit  evidence  of  your  authority  in  a  form   satisfactory  to
         OppenheimerFunds Services.

All  signatures  must be  guaranteed  unless ALL of the  following  conditions apply:

o     This  Repurchase  Request Form is signed by all registered  holder(s) of the Shares, AND
o     There is no change of  registration  for the Shares you will continue to hold, AND
o     The payment of the  repurchase  proceeds is to be sent to the registered owners of the Shares at the address shown in the Shares  registration on your account statement, AND
o     The repurchase proceeds will be less than or equal to $100,000.

In  all  other  cases,  ALL  signatures  must  be  guaranteed  by  one  of the following:  U.S. bank, trust company, credit union or savings association,  or by a foreign bank that has a U.S.  correspondent bank, or by a U.S. registered
dealer  or  broker  in  securities,   municipal   securities,   or  government
securities,   or  by  a  U.S.  national  securities   exchange,  a  registered
securities  association or a clearing agency. Please note: if you request your funds to be wired to your bank, a signature guarantee is required.

Date:_______________________________            Signatures(s) of owner(s)
                                          exactly as Shares are registered:
SIGNATURE(s) GUARANTEED BY:

____________________________________
_____________________________________
(Signature)                               (Signature of Owner)

____________________________________
_____________________________________
(Name)  (Title)                                 (Signature of Joint Owner)

If you have any questions about this form, call  OppenheimerFunds  Services at
1.800.858.9826.

This form must be RECEIVED  by  OppenheimerFunds  Services  by 12:00  Midnight
(ET),  May 31, 2006 (the  Repurchase  Request  Deadline),  if you want to sell some or all of your account of the Oppenheimer  Tremont Opportunity Fund, LLC.
Repurchase  Requests received by  OppenheimerFunds  Services cannot be revoked after the Repurchase Request Deadline.

---------------------------------------------------------------------------------
   If you are using regular mail,        If you are  using  courier  or  express
                                            mail,
   send this form to:                    send this form to:
   OppenheimerFunds Services             OppenheimerFunds Services
   PO Box 173673                         10200 E. Girard Avenue, Building D
   Denver, Colorado 80217-3673           Denver, Colorado 80231
---------------------------------------------------------------------------------

Neither the Fund nor its Board  makes any  recommendation  to any  Shareholder regarding  whether to tender or refrain from  participating  in the repurchase offer.  Each Shareholder  must make an independent  decision whether to tender his/her Shares and, if so, how much of his/her Shares to tender.

No person  has been  authorized  to make any  recommendation  on behalf of the
Fund regarding whether  Shareholders should tender pursuant to this Repurchase
Offer.  No person has been  authorized to give any  information or to make any representations  in  connection  with this  Repurchase  Offer other than those contained in this Repurchase  Offer or in the Fund's  Prospectus and Statement
of Additional  Information.  If given or made,  any such  recommendations  and such  information  must not be relied  upon as having been  authorized  by the
Fund, its Adviser, Sub-Adviser or Distributor.

This  transaction  has not been approved or  disapproved by the Securities and
Exchange  Commission  nor has the  Securities  and Exchange  Commission or any
state  securities  commission  passed  upon the  fairness  or  merits  of such transaction  or on the  accuracy or adequacy of the  information  contained in this document. Any representation to the contrary is unlawful.

Exhibit (a)(1)(iv)

 FORM OF LETTER TO SHAREHOLDERS REGARDING ACCEPTANCE OF TENDER OF ALL SHARES
                             HELD BY SHAREHOLDERS

Date: __________________

Dear Shareholder:

Oppenheimer  Tremont  Opportunity  Fund,  LLC (the  "Fund") has  received  and accepted for purchase your tender of your Shares in the Fund.

Because you have tendered and the Fund has purchased  your entire  investment, you have been paid a note (the  "Note")  entitling  you to  receive an initial payment of 95% of the  estimated  repurchase  price based on the unaudited Net
Asset  Value of the Fund as of June 30,  2006 (the  "Valuation  Date"),  after subtraction  of any  applicable  charges,  including a 1.00% Early  Withdrawal
Charge  that  applies  if the date as of which the Shares are to be valued for purposes of the  repurchase  is less than one year  following the date of your initial  investment  in  the  Fund,  in  accordance  with  the  terms  of  the
Repurchase  Offer. You will receive an initial payment in this amount via wire or  check,  as per your  instructions  on your  Repurchase  Request  Form.  In accordance  with  the  terms of the  Repurchase  Offer,  payment  will be made within  forty-five  (45)  days of the  Valuation  Date  unless  the  Fund  has requested a withdrawal  of its capital from any Hedge Fund(s) in order to fund the  repurchase  of  Shares,  in  which  case  payment  will be made  ten (10)
business  days  after  the Fund has  received  at least  90% of the  aggregate amount withdrawn by the Fund from such Hedge Funds.

The terms of the Note  provide  that a  contingent  payment  representing  the balance of the purchase  price, if any, will be paid to you promptly after the completion of the Fund's March 31, 2006 fiscal  year-end  audit and is subject to fiscal  year-end  audit  adjustment.  This  amount  will be paid to you via wire, as per your instructions on your Repurchase  Request Form. We expect the audit to be completed by the end of May 2006.

The Note is held by  OppenheimerFunds  Services on your behalf for your safety and convenience.  Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.

Should you have any questions,  please call your financial  adviser or broker, or you can call OppenheimerFunds Services at 1.800.858.9826.

Sincerely,

OppenheimerFunds Services

Exhibit (a)(1)(v)

FORM OF LETTER TO SHAREHOLDERS REGARDING ACCEPTANCE OF TENDER OF A PORTION OF
                         SHARES HELD BY SHAREHOLDERS

Date: __________________

Dear Shareholder:

Oppenheimer  Tremont  Opportunity  Fund,  LLC (the  "Fund") has  received  and accepted for purchase your tender of a portion of your Shares in the Fund.

Because  you have  tendered  and the  Fund has  purchased  a  portion  of your investment,  you have been paid a note (the "Note")  entitling  you to receive payment of 100% of the estimated  repurchase  price based on the unaudited Net
Asset  Value of the Fund as of June 30,  2006 (the  "Valuation  Date"),  after subtraction of any applicable  charges,  including the 1.00% Early  Withdrawal
Charge  that  applies  if the date as of which the Shares are to be valued for purposes of the  repurchase  is less than one year  following the date of your initial  investment  in  the  Fund,  in  accordance  with  the  terms  of  the
Repurchase  Offer.  You will  receive a  payment  in this  amount  via wire or
check,  as  per  your  instructions  on  your  Repurchase   Request  Form.  In
accordance  with  the  terms of the  Repurchase  Offer,  payment  will be made within  forty-five  (45)  days of the  Valuation  Date  unless  the  Fund  has requested a  withdrawal  of its capital  from any Hedge Funds in order to fund the  repurchase  of  Shares,  in  which  case  payment  will be made  ten (10)
business  days  after  the Fund has  received  at least  90% of the  aggregate amount withdrawn by the Fund from such Hedge Funds.

The Note is held by  OppenheimerFunds  Services on your behalf for your safety and convenience.  Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.

You  remain a  Shareholder  of the Fund with  respect  to the  portion of your
Shares in the Fund that you did not tender.

Should you have any questions,  please call your financial  adviser or broker, or you can call OppenheimerFunds Services at 1.800.858.9826.

Sincerely,

OppenheimerFunds Services

Exhibit (a)(1)(vi)

  FORM OF PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER OF ALL
                         SHARES HELD BY SHAREHOLDERS

Pursuant to the Offer to Purchase (the  "Repurchase  Offer") up to twenty-five percent (25%) of  Oppenheimer  Tremont  Opportunity  Fund,  LLC's (the "Fund")
aggregate  outstanding  limited liability company Shares ("Shares") at a price equal to the Net  Asset  Value  on the  Valuation  Date  upon  the  terms  and conditions set forth in the Repurchase  Offer, the Fund hereby promises to pay in cash, in the manner set forth below, to the person  identified below as the payee (the  "Payee") an amount equal to the  estimated  Net Asset Value of the
Shares  tendered,  determined as of the Valuation Date in accordance  with the asset valuation policy of the Fund.

This  Note  entitles  the  Payee to  receive  an  initial  payment,  valued in accordance  with the terms of the Repurchase  Offer,  equal to at least 95% of the estimated  value of the Shares (the "Initial  Payment") which will be paid to the  Payee in the form of a wire  within  forty-five  (45)  days  after the
Valuation  Date,  unless the Fund has  requested a  withdrawal  of its capital from any Hedge  Fund(s) in order to fund the  repurchase  of Shares,  in which case payment will be made ten (10)  business  days after the Fund has received at least 90% of the  aggregate  amount  withdrawn  by the Fund from such Hedge
Fund(s).  An Early  Withdrawal  Charge  of 1.00% of the  value of  Shares  (or portion  thereof)  repurchased  by the Fund will apply if the date as of which the Shares are to be valued for purposes of  repurchase  is less than one year following  the  date  of  the  Payee's  initial  investment  in the  Fund.  If applicable,  the Early  Withdrawal  Charge will be deducted  before payment of the proceeds of a repurchase.

This  Note  also  entitles  the  Payee to a  contingent  payment  equal to the excess,  if any, of (x) the Net Asset Value of the Shares (or portion thereof)
repurchased by the Fund as of the date of such  repurchase,  determined  based on the audited  financial  statements of the Fund for the fiscal year in which such  repurchase  was effective over (y) the Initial  Payment.  The contingent payment is payable  promptly  after the  completion of the audit of the Fund's financial statements for the fiscal year ending March 31, 2006.

Both the  initial and  contingent  payments  hereunder  shall be paid in cash, provided,  however, that if the Fund's Board determines that payment of all or a portion of the purchase price by a distribution of marketable  securities is necessary to avoid or mitigate any adverse effect of the  Repurchase  Offer on the  remaining  Shareholders  of the Fund,  then such payment shall be made by distributing  such marketable  securities,  all as more fully described in the
Repurchase Offer.

Both the initial and contingent  payment of this Note shall be made by wire to the Payee,  as per the Payee's  instruction  on the  Repurchase  Request Form.
This Note may not be pledged,  assigned or otherwise transferred by the Payee.
This Note shall be  construed  according  to and  governed  by the laws of the
State of New York without  giving  effect to the  conflict of laws  principles thereof.

Any  capitalized  term used  herein  but not  defined  herein  shall  have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________

                                    Oppenheimer Tremont Opportunity Fund, LLC

                                    By: _____________________________________

Exhibit (a)(1)(vii)

   FORM OF PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER OF A
                    PORTION OF SHARES HELD BY SHAREHOLDER

Pursuant to the Offer to Purchase (the  "Repurchase  Offer") up to twenty-five percent (25%) of  Oppenheimer  Tremont  Opportunity  Fund,  LLC's (the "Fund")
aggregate  outstanding  limited liability company Shares ("Shares") at a price equal to the Net  Asset  Value  on the  Valuation  Date  upon  the  terms  and conditions set forth in the Repurchase  Offer, the Fund hereby promises to pay in cash, in the manner set forth below, to the person  identified below as the payee (the  "Payee") an amount equal to the  estimated  Net Asset Value of the
Shares  tendered,  determined as of the Valuation Date in accordance  with the asset valuation policy of the Fund.

This Note entitles the Payee to receive a payment,  valued in accordance  with the terms of the  Repurchase  Offer,  equal to at least 100% of the  estimated value of the Shares (the  "Initial  Payment")  which will be paid to the Payee in the  form  of a  check  or wire  within  forty-five  (45)  days  after  the
Valuation  Date,  unless the Fund has  requested a  withdrawal  of its capital from any Hedge  Fund(s) in order to fund the  repurchase  of Shares,  in which case payment will be made ten (10)  business  days after the Fund has received at least 90% of the  aggregate  amount  withdrawn  by the Fund from such Hedge
Fund(s).  An Early  Withdrawal  Charge  of 1.00% of the  value of  Shares  (or portion  thereof)  repurchased  by the Fund will apply if the date as of which the Shares are to be valued for purposes of  repurchase  is less than one year following  the  date  of  the  Payee's  initial  investment  in the  Fund.  If applicable,  the Early  Withdrawal  Charge will be deducted  before payment of the proceeds of a repurchase.

The payment hereunder shall be paid in cash,  provided,  however,  that if the
Fund's  Board  determines  that  payment of all or a portion  of the  purchase price by a  distribution  of  marketable  securities  is necessary to avoid or mitigate  any  adverse  effect  of  the  Repurchase  Offer  on  the  remaining
Shareholders  of the Fund,  then such  payment  shall be made by  distributing such  marketable  securities,  all as more fully  described in the  Repurchase
Offer.

The  payment  of this  Note  shall  be made by wire to the  Payee,  as per the
Payee's instruction on the Repurchase Request Form.

This Note may not be pledged,  assigned or otherwise transferred by the Payee.
This Note shall be  construed  according  to and  governed  by the laws of the
State of New York without  giving  effect to the  conflict of laws  principles thereof.

Any  capitalized  term used  herein  but not  defined  herein  shall  have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________

                                 Oppenheimer Tremont Opportunity Fund, LLC

                                 By: _____________________________________